SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549
                           Form 11-K



[ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

       For the fiscal year ended December 31, 1995

                                  OR


[   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

       For the transition period from ____________ to __________.

Commission file number 1-3439

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

    Stone Container Corporation Deferred Income Savings Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

    Stone Container Corporation
    150 North Michigan Avenue
    Chicago, Illinois  60601

                   STONE CONTAINER CORPORATION

                  DEFERRED INCOME SAVINGS PLAN

                      FINANCIAL STATEMENTS
                         AND SCHEDULES

                  DECEMBER 31, 1995 AND 1994

                  STONE CONTAINER CORPORATION

                 DEFERRED INCOME SAVINGS PLAN

                           INDEX


                                                            Page

Report of Independent Accountants                            1

Financial Statements:

   Statement of Net Assets Available for
    Benefits as of December 31, 1995 and 1994                2

   Statement of Changes in Net Assets Available
    for Benefits for the Year Ended
    December 31, 1995 and 1994                               3

   Notes to Financial Statements                             4

Supplementary Schedules:

   Assets Held for Investment as of
    December 31, 1995                                Schedule I

   Schedule of Reportable Transactions
    for the Year Ended December 31, 1995             Schedule II

    Note: All other supplementary schedules have been omitted because they are not applicable.

               Report of Independent Accountants



June 14, 1996

To the Participants and
Administrator of
Stone Container Corporation
Deferred Income Savings Plan


In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Stone Container Corporation Deferred Income Savings Plan (the Plan) at December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                             PRICE WATERHOUSE LLP

                             STONE CONTAINER CORPORATION
                            DEFERRED INCOME SAVINGS PLAN

                    STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                            AS OF DECEMBER 31, 1995 AND 1994


                                                     1995             1994
                                                _____________     _____________
Cash and cash equivalents                       $  2,868,559      $  1,977,565
Fixed investment contracts                        43,968,431        44,725,731
Pooled investment funds                           11,576,430        11,145,294
Mutual funds                                      48,842,837        31,298,102
Common stock                                      18,813,957        22,709,681
                                                _____________     _____________
    Total investments                            126,070,214       111,856,373

Contributions receivable:
   Employee                                            4,540             4,662
   Employer                                          534,554           515,416
Due from broker                                      943,830           109,345
Accrued income                                        11,517            52,328
                                                _____________     _____________

     Total assets                                127,564,655       112,538,124
                                                _____________     _____________

Due to broker                                        943,830           196,722
Other liabilities                                         -              2,362
                                                _____________     _____________
     Total liabilities                               943,830           199,084
                                                _____________     _____________
Net assets available for benefits               $126,620,825      $112,339,040
                                                =============     =============

The accompanying notes are an integral part of these statements.


                            STONE CONTAINER CORPORATION
                           DEFERRED INCOME SAVINGS PLAN

              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                     FOR THE YEAR ENDED DECEMBER 31, 1995 AND 1994


                                                     1995             1994
                                                _____________     _____________
Sources of assets:

Contributions:
  Employee                                      $ 13,069,571      $ 11,998,910
  Employer                                           534,554           515,416
Interest and dividend income                       6,771,903         4,617,618
Transfers of assets from
  other plans                                             -          2,435,975
Net appreciation
  in fair value of investments                     3,157,992         7,967,747
Other                                                106,927                -
                                                _____________     _____________
                                                  23,640,947        27,535,666
                                                _____________     _____________
Application of assets:

Participant withdrawals                            7,336,622         6,762,396
Common stock distributed
  to participants                                  1,922,121           578,094
Other                                                100,419            97,333
                                                _____________     _____________
                                                   9,359,162         7,437,823
                                                _____________     _____________
Increase in net assets available
  for benefits                                    14,281,785        20,097,843

Net assets available for benefits:
Beginning of period                              112,339,040        92,241,197
                                                _____________     _____________
  End of period                                 $126,620,825      $112,339,040
                                                =============     =============

The accompanying notes are an integral part of these statements.


                   STONE CONTAINER CORPORATION
                  DEFERRED INCOME SAVINGS PLAN

                 NOTES TO FINANCIAL STATEMENTS

                   DECEMBER 31, 1995 AND 1994

NOTE 1 - DESCRIPTION OF THE PLAN:

The following description of the Stone Container Corporation
Deferred Income Savings Plan (the Plan) is provided for general informational purposes only. Participants should refer to the Plan agreement for complete information.

General

The Plan was adopted by the Board of Directors of Stone Container Corporation (the Company) to offer eligible employees of the Company an opportunity to invest a portion of their income in the Plan on a regular basis through salary reduction under the provisions of section 401(K) of the Internal Revenue Code. The Plan is administered by a committee of three individuals appointed by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan's year end is December 31.

Eligibility

All salaried employees of the Company are eligible to participate in the Plan as of the first day of the following Plan year by filing a written request indicating their elective contributions.

Contributions

Employee salary reduction contributions are to be not less than one percent or greater than ten percent of compensation up to the maximum contribution as permitted by the Internal Revenue Code. Compensation is defined as the total of wages, bonuses, commissions and overtime pay. Participants may change their contribution percentages and fund investment alternatives at specified dates during the year. Contributions may be suspended at any time by notifying the Plan Administrator. Contributions and earnings on participants' contributions are fully vested and nonforfeitable at all times. The Company matches participant contributions in an amount equal to $.25 for each $1 of contribution made by participants up to a maximum employer contribution of $150 per participant, per year. Participants are also fully vested, at all times, in the Company's matching contributions and earnings thereon.

Distributions

The balance in a participant's account is distributable upon termination of the participant's employment for any reason, including death, retirement, permanent disability, resignation or dismissal. Participants who have not terminated employment are entitled to distributions of their account balances upon attainment of age 59-1/2. Participants must commence distribution on their account balances no later than April 1 of the calendar year following the calendar year in which they attain age 70-1/2. All distributions are made in the form of lump-sum payments.

Prior to normal distribution of benefits, participants who demonstrate financial hardship may request a withdrawal of all or a portion of their employer and salary reduction contributions account as of December 31, 1988, plus their aggregate salary reduction contributions, but not earnings thereon, made on or after January 1, 1989. All hardship requests are evaluated and subject to approval by the Plan Administrator. Such withdrawals are not allowed more frequently than once in a twelve-month period.

Investment alternatives

Participants have the option to invest their balances in a fixed income fund, a balanced fund, an equity fund and a company stock fund. Prior to 1989, certain participants also had the option to invest in a money market fund.

Investment decisions for each fund are made by the Bankers Trust Company (the Trustee) or an investment manager selected by the Plan Administrator. Prior to April 1, 1995, Harris Trust and Savings Bank acted as the Plan's trustee. Participants may elect to invest their contributions and the matching Company contribution in the fixed income fund, the balanced fund, the equity fund and the company stock fund in increments of one percent. All contributions received are held and invested in the short-term investment fund until it is administratively possible for the Trustee to invest such contributions and earnings thereon pursuant to the participant's investment elections. No contributions and earnings thereon shall be held in the short-term investment fund longer than the following accounting date.

Termination of the plan

The Company anticipates and believes that the Plan will continue without interruption, but reserves the right to discontinue the Plan at any time. If the Plan is terminated, the assets of the Plan shall be allocated among participants and beneficiaries in accordance with the applicable provisions of ERISA.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of accounting

The financial statements of the Plan are presented on the accrual basis of accounting. Accordingly, investment income is recognized when earned and expenses are recognized when incurred.

Investment valuation

Mutual fund investments are valued at the last reported sales prices on the last business day of the year. Fixed investment contracts and pooled investment funds are valued at contract values plus accrued interest, which approximates market values. The Company's common stock is valued at the closing price on the last business day of the year. The sum of realized gains and losses and the net change in unrealized appreciation or depreciation in the fair value of investments is presented in the Statement of Changes in Net Assets Available for Benefits as net appreciation or depreciation in fair value of investments.

Administrative expenses

Investment manager expenses for the fixed income fund are paid by the Plan. The investment manager expenses for the fixed income fund for the year ended December 31, 1995 and 1994 were $12,208 and $28,703, respectively. All other administrative expenses are paid by the Company.

Payments to withdrawing participants

The Plan records payments to withdrawing participants at the time of disbursement, in accordance with generally accepted accounting principles. Under the rules for preparation of its Form 5500, the Plan reflects an accrual for the amount to be paid to participants who have withdrawn from the Plan prior to year end. Amounts payable to participants at December 31, 1995 and 1994 were $1,419,808 and $2,244,219, respectively.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                             December 31,

                                      1995                1994
                                  _____________     _____________
Net assets available for
  benefits per the financial
  statements                      $126,620,825      $112,339,040
Amounts payable to
  withdrawing participants          (1,419,808)       (2,244,219)
                                  _____________     _____________
Net assets available for
  benefits per the Form 5500      $125,201,017      $110,094,821
                                  =============     =============

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                      Year ended December 31,
                                          1995         1994
                                      ___________   ___________
Benefits paid to participants
 per the financial statements         $9,258,743    $7,340,490
Add:  Amounts payable to
      withdrawing participants at
      December 31, 1995 and 1994       1,419,808     2,244,219
Less: Amounts payable to
      withdrawing participants
      at December 31, 1994 and 1993   (2,244,219)   (1,547,769)
                                      ___________   ___________
Benefits paid to participants
  per the Form 5500                   $8,434,332    $8,036,940
                                      ===========   ===========

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Changes in such estimates may affect amounts reported in future periods.

NOTE 3 - PLAN MERGER:

Effective July 1, 1994, the Stone Container Corporation Employee Stock Ownership Plan (the ESOP) merged into the Plan. At that time, participants of the ESOP became participants of the Plan and the ESOP was terminated. The net assets of the ESOP, comprised entirely of Stone Container Corporation common stock, were transferred to the Plan's company stock fund in the third quarter of 1994.

NOTE 4 - TAX STATUS OF THE PLAN:

The Internal Revenue Service has determined and informed the Company by letter dated March 29, 1996 that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 5 - SIGNIFICANT INVESTMENTS:

Investments with fair values in excess of 5% of net assets available for benefits at either December 31, 1995 or 1994 were:

                                         1995           1994
                                     ____________    ____________

Stone Container Corporation
 Common Stock                        $18,813,957     $22,709,681

Participation in Neuberger &
 Berman Guardian Fund                 12,854,892       8,674,094

Participation in American
 Balanced Fund, Inc.                  13,462,912       7,885,154

Participation in American
 Mutual Fund, Inc.                    11,023,750       7,377,628

Participation in Vanguard
 U.S. Growth Fund                     11,501,281       7,361,226

Hawaiian Trust Co.
 Pooled GIC Fund                      10,151,531       9,804,664

At December 31, 1995 and 1994, the Plan held 1,308,797 and 1,307,032 shares of the Company's common stock, respectively. The following table presents changes in the net appreciation or depreciation in fair value of investments (including gains and losses on investments sold during the year and unrealized gains and losses on investments purchased and held during the year) held by the Plan for the years ended December 31, 1995 and 1994.

                                         1995           1994
                                     ____________    ____________

Common Stock                         ($4,431,028)     $8,513,208
Mutual Funds                           7,589,020        (545,461)
                                     ____________    ____________
Net appreciation in fair
  value of investments                $3,157,992      $7,967,747
                                     ============    ============


NOTE 6 - CONFEDERATION LIFE

The Plan maintains insurance contracts with Confederation Life
Insurance Company (Confederation Life). These contracts are held as investments in the fixed income fund. The investment contracts with Confederation Life held as of December 31, 1995 were:

                                             Original    Original
                               Carrying     Crediting    Maturity
                                Value          Rate         Date
Confederation Life #62630      $1,201,371      7.68%      1/31/97

Confederation Life CIC #62618   1,199,497      7.45%      2/19/97

Confederation Life #62639       1,198,565      7.72%      9/26/96

Confederation Life #62640       1,199,649      7.76%     11/26/96
                               ___________
                               $4,799,082
                               ===========


In August 1994, following the placement of Confederation Life's Canadian operations under the regulatory control of the Canadian government, Michigan insurance regulators filed an order of rehabilitation against the U.S. Branch of Confederation Life. Michigan insurance regulators are working with Canadian authorities in supervising the rehabilitation, however, a plan has not been finalized.

In response to the seizure of Confederation Life, the Plan ceased accruing interest on the investments effective August 31, 1994, resulting in approximately $495,916 of unaccrued interest for the period from September 1, 1994 through December 31, 1995. The contracts were not segregated from the fixed income fund and participants continue to have the right to make contributions, transfers and withdrawals to and from this fund.

The carrying values of the Confederation Life contracts in the accompanying financial statements reflect the principal amount of the contracts plus accrued interest through the end of the month during which Confederation Life was taken over by the U.S. and Canadian regulators. These carrying values represent an estimate of the final recovery values of these contracts, based on the financial information available, historical precedents and discussions of likely outcomes with regulators and industry representatives. However, Confederation Life's final rehabilitation plan may result in a reduction in the principal amount of the contract and/or a reduction in the related interest accrual.

NOTE 7 - INFORMATION BY FUND:

The following statements present net assets available for benefits and changes in net assets available for benefits with fund information as of and for the years ended December 31, 1995 and 1994:



      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                           AS OF DECEMBER 31, 1995

                                    FIXED                         COMPANY STOCK
                                 INCOME FUND      EQUITY FUND        FUND
                                 ____________     ____________    ____________
Cash and cash equivalents        $ 2,350,970      $   117,554     $    76,521
Fixed investment contracts        43,968,431               -               -
Pooled investment funds           11,576,430               -               -
Mutual funds                              -        35,379,925              -
Common stock                              -                -       18,813,957
                                 ____________     ____________    ____________
  Total investments               57,895,831       35,497,479      18,890,478
Contributions receivable:
  Employee                             1,799            1,305             769
  Employer                           220,493          150,868          81,632
Due from broker                        2,473          941,357              -
Accrued income                         8,292              715             464
Transfer due from (to)
 associated funds                 (2,826,452)       1,721,720        (309,439)
                                 ____________     ____________    ____________


  Total assets                    55,302,436       38,313,444      18,663,904
                                 ____________     ____________    ____________

Due to broker                          2,473          941,357              -
Other liabilities                         -                -               -
                                 ____________     ____________    ____________

  Total liabilities                    2,473          941,357              -

Net assets available for
 benefits                        $55,299,963      $37,372,087     $18,663,904
                                 ============     ============    ============


      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                           AS OF DECEMBER 31, 1995
                                   (Continued)

                                MONEY MARKET     BALANCED
                                    FUND           FUND            TOTAL
                                 _________     ____________    ____________
Cash and cash equivalents        $268,567      $    54,947     $ 2,868,559
Fixed investment contracts             -                -       43,968,431
Pooled investment funds                -                -       11,576,430
Mutual funds                           -        13,462,912      48,842,837
Common stock                           -                -       18,813,957
                                 _________     ____________    ____________
  Total investments               268,567       13,517,859     126,070,214
Contributions receivable:
  Employee                             -               667           4,540
  Employer                             -            81,561         534,554
Due from broker                        -                -          943,830
Accrued income                      1,661              385          11,517
Transfer due from (to)
 associated funds                      -         1,414,171              -
                                 _________     ____________    ____________


  Total assets                    270,228       15,014,643     127,564,655
                                 _________     ____________    ____________

Due to broker                          -                -          943,830
Other liabilities                      -                -               -
                                 _________     ____________    ____________

  Total liabilities                    -                -          943,830
                                 _________     ____________    ____________
Net assets available for
 benefits                        $270,228      $15,014,643    $126,620,825
                                 =========     ============   =============



      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                           AS OF DECEMBER 31, 1994

                                    FIXED                         COMPANY STOCK
                                 INCOME FUND      EQUITY FUND        FUND
                                 ____________     ____________    ____________
Cash and cash equivalents        $ 1,600,752      $       -       $    43,228
Fixed investment contracts        44,725,731              -                -
Pooled investment funds           11,145,294              -                -
Mutual funds                              -       23,412,948               -
Common stock                              -               -        22,709,681
                                 ____________     ____________    ____________
     Total investments            57,471,777       23,412,948      22,752,909

Contributions receivable:
     Employee                          2,052            1,093             818
     Employer                        242,245          128,227          67,631
Due from broker                           -           109,345              -
Accrued income                         3,996           46,678             129
Transfer due from (to)
 associated funds                 (1,703,776)        (722,527)      2,478,834
                                 ____________     ____________    ____________

     Total assets                 56,016,294       22,975,764      25,300,321
                                 ____________     ____________    ____________
Due to broker                             -           153,496          43,226
Other liabilities                         -             2,362              -
                                 ____________     ____________    ____________
     Total liabilities                    -           155,858          43,226
                                 ____________     ____________    ____________
Net assets available for
 benefits                        $56,016,294      $22,819,906     $25,257,095
                                 ============     ============    ============



      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                           AS OF DECEMBER 31, 1994
                                   (Continued)

                                  MONEY MARKET     BALANCED
                                      FUND           FUND            TOTAL
                                    _________     ___________     _____________
Cash and cash equivalents           $333,585      $       -       $  1,977,565
Fixed investment contracts                -               -         44,725,731
Pool investment funds                     -               -         11,145,294
Mutual funds                              -        7,885,154        31,298,102
Common stock                              -               -         22,709,681
                                    _________     ___________     _____________
     Total investments               333,585       7,885,154       111,856,373

Contributions receivable:
     Employee                                            699             4,662
     Employer                             -           77,313           515,416
Due from broker                           -               -            109,345
Accrued income                         1,509              16            52,328
Transfer due from (to)
 associated funds                         -          (52,531)               -
                                    _________     ___________     _____________

     Total assets                    335,094       7,910,651       112,538,124
                                    _________     ___________     _____________
Due to broker                             -               -            196,722
 Other liabilities                        -               -              2,362
                                    _________     ___________     _____________
   Total liabilities                      -               -            199,084
                                    _________     ___________     _____________
Net assets available for
 benefits                           $335,094      $7,910,651      $112,339,040
                                    =========     ===========     =============



                      STATEMENT OF CHANGES IN NET ASSETS
                 AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                     FOR THE YEAR ENDED DECEMBER 31, 1995

                                    FIXED                         COMPANY STOCK
                                 INCOME FUND      EQUITY FUND        FUND
                                 ____________     ____________    ____________

Source of assets:

  Contributions:
    Employee                     $ 5,523,398      $ 3,468,127     $ 2,219,986
    Employer                         220,491          150,869          81,632
  Interest and dividend
   income                          3,643,235        1,835,968         430,619
  Transfers from
   (to) associated funds          (5,363,542)       4,941,178      (2,965,335)
  Net appreciation
   (depreciation) in fair
    value of investments                  -         6,135,899      (4,431,028)
  Other                               85,357            2,262          19,308
                                 ____________     ____________    ____________
                                   4,108,939       16,534,303      (4,644,818)
                                 ____________     ____________    ____________
Application of assets:

  Participant withdrawals          4,788,051        1,982,122          26,252
  Common stock distributed
   to participants                        -                -         1,922,121
  Other                               37,219               -               -
                                 ____________     ____________    ____________
                                   4,825,270        1,982,122       1,948,373
                                 ____________     ____________    ____________
Increase (decrease) in net
 assets available for
 benefits                           (716,331)      14,552,181      (6,593,191)
Net assets available for
 benefits:
  Beginning of period             56,016,294       22,819,906      25,257,095
                                 ____________     ____________    ____________
  End of period                  $55,299,963      $37,372,087     $18,663,904
                                 ============     ============    ============



                      STATEMENT OF CHANGES IN NET ASSETS
                 AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                     FOR THE YEAR ENDED DECEMBER 31, 1995
                                   (Continued)

                                   MONEY MARKET     BALANCED
                                      FUND           FUND            TOTAL
                                    _________     ____________    _____________
Source of assets:

  Contributions:
    Employee                        $     -       $ 1,858,060     $ 13,069,571
    Employer                              -            81,562          534,554
  Interest and dividend
   income                             22,293          839,788        6,771,903
  Transfers from
   (to) associated funds             (14,518)       3,402,217               -
  Net appreciation
   (depreciation) in fair
   value of investments                   -         1,453,121        3,157,992
  Other                                   -                -           106,927
                                    _________     ____________    _____________
                                       7,775        7,634,748       23,640,947
                                    _________     ____________    _____________
Application of assets:

  Participant withdrawals              9,857          530,340        7,336,622
  Common stock distributed
   to participants                        -                -         1,922,121
Other                                 62,784              416          100,419
                                    _________     ____________    _____________
                                      72,641          530,756        9,359,162
                                    _________     ____________    _____________
Increase (decrease) in net
 assets available for
 benefits                            (64,866)       7,103,992       14,281,785

Net assets available for
 benefits:
  Beginning of period                335,094        7,910,651      112,339,040
                                    _________     ____________    _____________
  End of period                     $270,228      $15,014,643     $126,620,825
                                    =========     ============    =============




                      STATEMENT OF CHANGES IN NET ASSETS
                 AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                     FOR THE YEAR ENDED DECEMBER 31, 1994

                                    FIXED                         COMPANY STOCK
                                 INCOME FUND      EQUITY FUND        FUND
                                 ____________     ____________    ____________
Source of assets:

  Contributions:
    Employee                     $ 5,505,223      $ 3,276,336     $ 1,670,639
    Employer                         261,932          121,391          62,310
  Interest and dividend
   income                          3,613,947          645,375           3,674
  Transfers from
   (to) associated funds          (1,323,288)      (1,532,150)      3,409,066
    Transfers of assets from
     other plans                          -                -        2,435,975
  Net appreciation
   (depreciation) in fair
   value of investments               79,408         (277,564)      8,513,208
                                 ____________     ____________    ____________
                                   8,137,222        2,233,388      16,094,872
                                 ____________     ____________    ____________

Application of assets:

  Participant withdrawals          4,963,930        1,517,059           5,881
  Common stock distributed
   to participants                        -                -          578,094
  Other                               30,120          167,056        (100,493)
                                 ____________     ____________    ____________
                                   4,994,050        1,684,115         483,482
                                 ____________     ____________    ____________
Increase (decrease) in net
 assets available for
 benefits                          3,143,172          549,273      15,611,390

Net assets available for
 benefits:
  Beginning of period             52,873,122       22,270,633       9,645,705
                                 ____________     ____________    ____________
  End of period                  $56,016,294      $22,819,906     $25,257,095
                                 ============     ============    ============


                      STATEMENT OF CHANGES IN NET ASSETS
                 AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                     FOR THE YEAR ENDED DECEMBER 31, 1994
                                   (Continued)

                                   MONEY MARKET     BALANCED
                                      FUND           FUND            TOTAL
                                    _________     ____________    _____________
Source of assets:

  Contributions:
    Employee                        $     -       $ 1,546,712     $ 11,998,910
    Employer                              -            69,783          515,416
  Interest and dividend
   income                             14,315          340,307        4,617,618
  Transfers from
   (to) associated funds               6,718         (560,346)              -
 Transfers, of assets from
  other plans                             -                -         2,435,975
  Net appreciation
   (depreciation) in fair
   value of investments                   -          (347,305)       7,967,747
                                    _________     ____________    _____________
                                      21,033        1,049,151       27,535,666
                                    _________     ____________    _____________
Application of assets:

  Participant withdrawals             44,339          231,187        6,762,396
  Common stock distributed
   to participants                        -                -           578,094
Other                                    638               12           97,333
                                    _________     ____________    _____________
                                      44,977          231,199        7,437,823
                                    _________     ____________    _____________
Increase (decrease) in net
 assets available for
 benefits                            (23,944)         817,952       20,097,843

Net assets available for
 benefits:
  Beginning of period                359,038        7,092,699       92,241,197
                                    _________     ____________    _____________
  End of period                     $335,094      $ 7,910,651     $112,339,040
                                    =========     ============    =============

                                                                   SCHEDULE I
                                                                  PAGE 1 OF 3

                          STONE CONTAINER CORPORATION
                         DEFERRED INCOME SAVINGS PLAN

                          ASSETS HELD FOR INVESTMENT
                  AS OF DECEMBER 31, 1995 (Items 27a of Form 5500)


                                 Description
Identity of Issue               of Investments        Cost        Current Value
______________________       __________________     ___________   _____________
*Stone Container
 Corporation                   Common Stock         $19,409,778     $18,813,957

Participation in
 American Mutual
 Fund Inc.                     Mutual Fund            9,800,141      11,023,751

Participation in
 Neuberger & Berman
 Guardian Fund                 Mutual Fund            9,447,217      12,854,893

Participation in
 Vanguard World
 Fund U.S.                     Mutual Fund            8,585,539      11,501,281

Participation in
 American Balanced
 Fund                          Mutual Fund           12,412,520      13,462,912

Participation in GIC
 Institutional               Pooled Investment
 Investment Fund                   Fund               1,203,640       1,424,898

Hawaiian Trust Co.           Pooled Investment
 Pooled GIC Fund                   Fund               9,941,374      10,151,532

Group Annuity Contract
 Life of Virginia
 #G5-2856                   Insurance Contract        2,109,163       2,109,163

Confederation Life
 GIC #62618 7.45%
 Compounded due
 2-19-97                    Insurance Contract        1,199,497       1,199,497

Protective Life
 Insurance GIC #GA-651
 7.20% due 6-19-97          Insurance Contract        1,359,937       1,359,937

                                                                   SCHEDULE I
                                                                  PAGE 2 OF 3

Identity of Issue               of Investments        Cost        Current Value
______________________       __________________     ___________   _____________
Allstate GIC
 GA-5278 7.40%
 due 4-10-97                 Insurance Contract     $ 1,969,392     $ 1,969,392

Commonwealth Life
 ADA-00436FR 7.10%
 due 3-10-97                 Insurance Contract       1,850,169       1,850,169

Group Annuity Contract
 Transamerica Oxy
 #51257                      Insurance Contract       2,111,112       2,111,112

Ohio National Life
 GA-5430 7.14% due
 2-9-96                      Insurance Contract       1,300,602       1,300,602

Ohio National Life
 GA-5431 7.26% due
 4-10-96                     Insurance Contract       1,306,162       1,306,162

Confederation Life
 #62630 7.68% due
 1-31-97                     Insurance Contract       1,201,371       1,201,371

Life of Virginia
 GS-2557 7.29% due
 5-10-97                     Insurance Contract       1,961,711       1,961,711

Group Annuity Contract
 New York Life
 #GA30056                    Insurance Contract       1,586,475       1,586,475

Principal Mutual
 #4-2280 7.20% due
 4-10-97                     Insurance Contract       1,955,140       1,955,140

Protective Life
 GA-666 due 6-26-97          Insurance Contract       2,066,583       2,066,583

Confederation Life
 #62639
 due 9-26-96                 Insurance Contract       1,198,565       1,198,565

Confederation Life
 #62640
 due 11-26-96                Insurance Contract       1,199,649       1,199,649

                                                                   SCHEDULE I
                                                                  PAGE 3 OF 3

Identity of Issue               of Investments        Cost        Current Value
______________________       __________________     ___________   _____________
State Mutual Life
 GA-91990-A-2 6.06%          Insurance Contract    $    601,221    $    601,221


State Mutual Life
 GA-91990-A-3 6.35%          Insurance Contract       1,203,604       1,203,604

Prudential Insurance
 Co. GA-7561-211 6.19%       Insurance Contract       2,094,127       2,094,127

Life Insurance Co. of
 Georgia GA-303-STN
 6.45% 2-19-88               Insurance Contract       2,404,250       2,404,250

Sun Life Assurance
 Contract #S-0858-G
 5.89%                       Insurance Contract       2,346,127       2,346,127

Metropolitan Life
 Insurance GAC 20070
 6.85% due 6-30-99           Insurance Contract       1,884,291       1,884,291

New York Life
 GIC GA-30056                Insurance Contract       2,739,978       2,739,978

Continental Assurance
 Company                     Insurance Contract       2,171,294       2,171,293

Transamerica Occidental
 6.3% 11-27-98               Insurance Contract       2,041,263       2,041,263

Commonwealth Life
 ADA - 00736FR
 7.22% 9-16-96               Insurance Contract       2,106,749       2,106,749

*Banker's Trust Pyramid
 Discretionary Cash Fund     Cash Equivalents           268,568         268,568

*Banker's Trust Pyramid
 Directed Account
 Cash Fund                   Cash Equivalents         2,599,991       2,599,991
                                                   ____________    ____________

                                                   $117,637,200    $126,070,214
                                                   ============    ============
* Party in interest

                                                                SCHEDULE II

                          STONE CONTAINER CORPORATION
                         DEFERRED INCOME SAVINGS PLAN


                       SCHEDULE OF REPORTABLE TRANSACTIONS
          FOR THE YEAR ENDED DECEMBER 31, 1995 (ITEM 27d OF FORM 5500)



                    Description
                     of asset
                 (include interest)
  Identity           rate and
  of party          maturity in        Purchase        Selling       Lease
  involved         case of loan)        price           price        rental
______________   _________________   ____________   _____________  ___________
Harris Trust        Collective
 and Saving         Investment
 Bank                  Fund           $11,931,218          --           --

Harris Trust        Collective
 and Saving         Investment
 Bank                  Fund                --        $13,908,783        --

Bankers Trust         BT Pyramid
 Company           Directed Account
                     Cash Fund         26,887,609          --           --

Bankers Trust        BT Pyramid
 Company           Directed Account
                     Cash Fund             --         24,287,618        --

                                                                    SCHEDULE II


                          STONE CONTAINER CORPORATION
                         DEFERRED INCOME SAVINGS PLAN

                      SCHEDULE OF REPORTABLE TRANSACTION
          FOR THE YEAR ENDED DECEMBER 31, 1995 (ITEM 27d OF FORM 5500)
                                    (Continued)






                                                   Current value
  Identity            Expense                       of asset on
  of party         incurred with      Cost of       transaction    Net gain
  involved          transaction        asset           date        or (loss)
______________   _________________   ____________    ___________  ___________
Harris Trust
 and Saving
 Bank                   --                --         $11,931,218        --

Harris Trust
 and Saving
 Bank                   --            $13,908,783     13,908,783        --

Bankers Trust
 Company                --                --          26,887,609        --


Bankers Trust
 Company                --             24,287,618     24,287,618        --

                                  SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee and administrators of the plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




STONE CONTAINER CORPORATION DEFERRED INCOME SAVINGS PLAN


By:  THOMAS P. CUTILLETTA                                       June 27, 1996
     Thomas P. Cutilletta
     Senior Vice President, Administration
      and Corporate Controller